UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. __)*

Dynamic Enviro, Inc.

(Name of Issuer)

Common
(Title of Class of Securities)

26786A 102
(CUSIP Number)

8/11/2016
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 26786A 102	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS Emerging Markets Consulting LLC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,400,000
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 7,400.000
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,400,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Cusip No. 26786A 102	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Dynamic Enviro, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
9100 Kiln Waveland cutoff Road Wavewland MS 39520

Item 2(a).	Name of Person Filing:
Emerging Markets Consulting LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:
15701 State Road 50 Suite 205
Clermont, Florida 34711

Item 2(c).	Citizenship:
US Florida

Item 2(d).	Title of Class of Securities:
Common

Item 2(e).	CUSIP Number: 26786A 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. 26786A 102	13G	Page 4 of 5 Pages

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
7,400,000
(b)	Percent of class:
9.6%
(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 7,400,000
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of: 7,400,000
(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Item 8.	Identification and Classification of Members of the Group:

Item 9.	Notice of Dissolution of Group:

Item 10.	Certifications:

Cusip No. 26786A 102	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	8/17/2016

By:	/s/ James S. Painter III

Name:	James S. Painter III

Title:	Managing Member